                                 UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                                              Page 1 of 11 pages
                                  SCHEDULE 13G


                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 10)*

                                    Tekelec
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   879101103
                     ----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Exhibit Index is Page 10 of 11 pages









                              Page 1 of 8 Pages

CUSIP No. 879101103                 13G                      Page 2 of 11 Pages

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tekelec-Airtronic, S.A. ("T-A")

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3       SEC USE ONLY


-------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

             France

-------------------------------------------------------------------------------
                5       SOLE VOTING POWER

                        0 shares

 NUMBER OF      ---------------------------------------------------------------
                6       SHARED VOTING POWER
  SHARES
                        488,296(1) shares, the voting power of which is shared
BENEFICIALLY            with Jean-Claude Asscher who is the president and
                        majority shareholder of T-A.
 OWNED BY

   EACH         ---------------------------------------------------------------
                7       SOLE DISPOSITIVE POWER
 REPORTING
                        0 shares
  PERSON
                ---------------------------------------------------------------
   WITH         8       SHARED DISPOSITIVE POWER

                        488,296(1) shares, the dispositive power of which is shared with Jean-Claude Asscher who is the president and majority shareholder of T-A.

-------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             488,296(1) shares

-------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             4.2%

-------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

             CO

-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 8 pages

CUSIP No. 879101103                 13G                      Page 3 of 11 Pages

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jean-Claude Asscher

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3       SEC USE ONLY


-------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

             France

-------------------------------------------------------------------------------
                5       SOLE VOTING POWER

                        618,060(1) shares

 NUMBER OF      ---------------------------------------------------------------
                        SHARED VOTING POWER
  SHARES
                6       488,296(1) shares, the voting power with respect to
BENEFICIALLY            which is shared with Tekelec-Airtronic, S.A., except
                        that Mr. Asscher may be deemed to share voting power
 OWNED BY               with Natinco, S.A. and Edouard Givel of an additional
                        2,767,064(1) shares owned of record by Natinco, S.A.
   EACH
                ---------------------------------------------------------------
 REPORTING      7       SOLE DISPOSITIVE POWER

  PERSON                618,060(1) shares

   WITH         ---------------------------------------------------------------
                8       SHARED DISPOSITIVE POWER

                        488,296(1) shares, the dispositive power with respect to which is shared with Tekelec-Airtronic, S.A.,except that Mr. Asscher may be deemed to share dispositive power with Natinco, S.A. and Edouard Givel of an additional 2,767,064(1) shares owned of record by Natinco, S.A.

-------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,106,356(1) shares

-------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             X

-------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             9.5%

-------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

             IN

-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 8 pages

CUSIP No. 879101103                 13G                      Page 4 of 11 Pages

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Natinco, S.A.

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3       SEC USE ONLY


-------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Luxembourg

-------------------------------------------------------------------------------
                5       SOLE VOTING POWER

                        0 shares

 NUMBER OF      ---------------------------------------------------------------
                        SHARED VOTING POWER
  SHARES
                6       2,767,064(1) shares, the voting power of which is
BENEFICIALLY            shared with Edouard Givel, who owns substantially all
                        of the equity interest in Natinco, S.A., except that
 OWNED BY               Jean-Claude Asscher may be deemed to share the voting
                        power of these shares due to the fact that he has from
   EACH                 time to time acted for, and is an advisor to, Mr.
                        Givel.
 REPORTING
                ---------------------------------------------------------------
  PERSON        7       SOLE DISPOSITIVE POWER

   WITH                 0 shares

                ---------------------------------------------------------------
                8       SHARED DISPOSITIVE POWER

                        2,767,064(1) shares, the dispositive power of which is shared with Edouard Givel, who owns substantially all of the equity interest in Natinco, S.A., except that Jean-Claude Asscher may be deemed to share the dispositive power of these shares due to the fact that he has from time to time acted for, and is an advisor to, Mr. Givel.

-------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,767,064(1) shares

-------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             23.9%

-------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

             CO

-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 8 pages

CUSIP No. 879101103                 13G                      Page 5 of 11 Pages

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edouard Givel

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3       SEC USE ONLY


-------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Switzerland

-------------------------------------------------------------------------------
                5       SOLE VOTING POWER

                        0 shares

 NUMBER OF      ---------------------------------------------------------------
                        SHARED VOTING POWER
  SHARES
                6       2,767,064(1) shares, the voting power of which is
BENEFICIALLY            shared with Natinco, S.A., the record holder of these
                        shares, except that Jean-Claude Asscher may be deemed
 OWNED BY               to share the voting power of these shares due to the
                        fact that he has from time to time acted for, and is
   EACH                 an advisor to, Mr. Givel.

 REPORTING      ---------------------------------------------------------------
                7       SOLE DISPOSITIVE POWER
  PERSON
                        0 shares
   WITH
                ---------------------------------------------------------------
                8       SHARED DISPOSITIVE POWER

                        2,767,064(1) shares, the dispositive power of which is shared with Natinco, S.A., the record holder of these shares, except that Jean-Claude Asscher may be deemed to share the dispositive power of these shares due to the fact that he has from time to time acted for, and is an advisor to, Mr. Givel.

-------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,767,064(1) shares

-------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             23.9%

-------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

             IN

-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 8 pages

                                                          Page  6  of  11  pages

ITEM 1(a)        NAME OF ISSUER:
                 Tekelec

ITEM 1(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 26580 West Agoura Road
                 Calabasas, CA  91302

ITEM 2(a)        NAME OF PERSON FILING:
                 This Statement is being filed by Tekelec-Airtronic, S.A.; Jean-Claude Asscher; Natinco, S.A.; and Edouard Givel, who are sometimes collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to be a "group" for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each expressly disclaims any assertion or presumption that it or any of the other persons on whose behalf this Statement is filed constitutes a "group." Neither the filing of this Statement nor the Agreement [see Exhibit 1(2)] should be construed individually or collectively to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of the Reporting Persons or any one or more other persons.

ITEM 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                 The address of the principal business office of Tekelec-Airtronic is 5, rue Carle Vernet, 92315 Sevres Cedex, France; and of Natinco, S.A. is 30, rue Batty Weber, L-2716 Luxembourg. The residence address of Mr. Asscher is 34 Avenue Raphael, 75016 Paris, France; and of Mr. Givel is 31, Chemin des Courbes, 1247 Anieres, Switzerland.

ITEM 2(c)        CITIZENSHIP:
                 Tekelec-Airtronic, S.A. and Natinco, S.A. are French and Luxembourg corporations, respectively. Mr. Asscher and Mr. Givel are French and Swiss citizens, respectively.

ITEM 2(d)        TITLE OF CLASS OF SECURITIES:
                 Common Stock

ITEM 2(e)        CUSIP NUMBER:
                 879101103

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not applicable

                                                          Page  7  of  11  pages



ITEM 4           OWNERSHIP:
                 The following information with respect to the ownership of Tekelec's Common Stock by the Reporting Persons is provided as of December 31, 1995, the last day of the year covered by this Statement.

                 (A)      AMOUNT BENEFICIALLY OWNED:
                          See Row 9 of cover page for each Reporting Person.

                          With respect to the aggregate amount of shares beneficially owned by Mr. Asscher, such amount does not include 2,767,064 shares owned by Natinco, S.A. as to which Mr. Asscher disclaims beneficial ownership. This report shall not be deemed an admission that Mr. Asscher is the beneficial owner of such 2,767,064 shares for purposes of Section 13(d) or 13(g) of the Act or for any other purpose.

                 (B)      PERCENT OF CLASS:
                          See Row 11 of cover page for each Reporting Person.

                 (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                          (I) SOLE POWER TO VOTE OR TO DIRECT THE VOTE See Row 5 of cover page for each Reporting Person.

                          (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE See Row 6 of cover page for each Reporting Person.

                          (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                                  See Row 7 of cover page for each Reporting
                                  Person.

                          (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                                  See Row 8 of cover page for each Reporting
                                  Person.

ITEM 5           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                 Not applicable

                                                          Page  8  of  11  pages



ITEM 6           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON:
                 To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Tekelec Common Stock owned by each of the Reporting Persons, respectively, except that: (a) Mr. Givel may be deemed to have such rights with respect to Natinco, S.A., due to the fact that he owns substantially all of the equity interest therein; and (b) Mr. Asscher may be deemed to have such rights with respect to the shares beneficially owned by Tekelec-Airtronic, S.A., due to the fact that he is the president and majority shareholder thereof, and with respect to the shares beneficially owned by Natinco, S.A., due to the fact that he has from time to time acted for, and is an advisor to, Mr. Givel.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                 COMPANY:
                 Not applicable

ITEM 8           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                 See Exhibit 2.
                 The Reporting Persons may be deemed to be a "group" for the purposes of Section 13(d) and 13(g) of the Act, although each expressly disclaims any assertion or presumption that it or the other persons on whose behalf this Statement is filed constitute a "group." The filing of this Statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more such persons.

ITEM 9           NOTICE OF DISSOLUTION OF GROUP:
                 Not applicable

ITEM 10          CERTIFICATION:
                 Not applicable

///

///

///

///

///

                                                          Page  9  of  11  pages



                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 7, 1996


   JEAN-CLAUDE ASSCHER
-------------------------------------------
Jean-Claude Asscher, on behalf of himself and on behalf of Tekelec-Airtronic, S.A., as the President thereof.


   EDOUARD GIVEL
-------------------------------------------
Edouard Givel, on behalf of himself and
on behalf of Natinco, S.A., pursuant to a Power of Attorney [see Exhibit 3(3)].





____________________________________

(1) On 3/17/95 the Common Stock of Tekelec split 2-for-1. As a result, the Reporting Persons received one additional share for each share of Tekelec Common Stock held of record on 3/17/95. All share data set forth herein reflects the stock split.

(2)      Incorporated by reference to Amendment No. 2 to the Reporting Persons'
         Schedule 13G filed with the Commission on February 16, 1988.

(3)      Incorporated by reference to Amendment No. 9 to the Reporting Persons'
         Schedule 13G filed with the Commission on February 6, 1995.

                                                     Page  10  of  11  pages




                                 EXHIBIT INDEX


Exhibit
Number                                 Exhibit                                                    Page
------                                 -------                                                    ----
  1                           Agreement to File Joint Statement                                    Page  9 of 11 pages
                                       on Schedule 13G*

  2                           Identification of the Reporting                                      Page 11 of 11 pages
                                       Persons

  3                           Procuration [Power of Attorney**]                                    Page  9 of 11 pages





____________________________________

*     Incorporated by reference to Amendment No. 2 to the Reporting
      Persons' Schedule 13G filed with the Commission on February 16,  1988.

**    Incorporated by reference to Amendment No. 9 to the Reporting Persons'
      Schedule 13G filed with the Commission on February 6, 1995.

                                                         Page  11  of  11  pages



                                   EXHIBIT 2


The Reporting Persons are identified below:

Tekelec-Airtronic, S.A. is a French corporation.

Natinco, S.A. is a Luxembourg corporation.

Jean-Claude Asscher is a French citizen and the president and majority shareholder of Tekelec-Airtronic, S.A.

Edouard Givel is a Swiss citizen and the owner of substantially all the equity interest of Natinco, S.A.